Exhibit 99.2

Second Quarter 2022 Results 8 September 2022

FUSION FUEL™

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the "Company"). Such statements are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. The Company's actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company's control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID-19 or other adverse public health developments on the Company's business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation

The Company's consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board ("IFRS") and is denominated in Euros ("EUR" or "€"). The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2021 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

ALL RIGHTS BELONG TO FUSION FUEL

ALL RIGHTS BELONG TO FUSION - FUEL AGENDA ▪ Chairman’s Remarks ▪ Focus on Fusion ▪ Q2 Financials & Highlights ▪ Production & Tech ▪ Commercial Update • Growth Strategy • Commercial Platforms • Market Expansion ▪ 2022 Milestones ▪ Q&A

ALL RIGHTS BELONG TO FUSION - FUEL 01 – FOCUS ON FUSION

ALL RIGHTS BELONG TO FUSION - FUEL 01 – FUSION FUEL: A LEADING PURE PLAY HYDROGEN TECHNOLOGY COMPANY 5 Decentralized Approach Unique market positioning that enables decentralized hydrogen end - use, bypassing current need for costly infrastructure buildout, making it perfect for mobility applications Actionable Projects 2.4 GW commercial pipeline, clear focus on mobility with Exolum’s project in construction and the development of a Portuguese HRS backbone Transformative Tech Revolutionary, proprietary micro - electrolyzer technology that makes green hydrogen cost - competitive today, particularly for high - value applications like mobility First Mover Advantage Fusion Fuel is already producing green hydrogen today at our first - of - its - kind solar - to - hydrogen project in Evora, Portugal Fusion Fuel is an emerging leader in the green hydrogen sector committed to accelerating the energy transition through the development of disruptive, scalable, clean hydrogen solutions

ALL RIGHTS BELONG TO FUSION - FUEL 01 – SIGNIFICANT VALUE DISCONNECT, ATTRACTIVE RELATIVE ENTRY PRICE Source: S&P Capital IQ Note: Values as of August 24, 2022 close 6 Vertically Integrated Players 0.8x 9.2x 25.6x 12.8x 7.8x 8.7x 8.3x 3.9x 0.4x 6.1x 9.9x 8.0x 3.5x 5.6x 5.9x 3.0x TEV / 2023E Revenue TEV / 2024E Revenue Electrolyzer Pure - Plays Fuel Cell Pure - Plays

ALL RIGHTS BELONG TO FUSION - FUEL 02 – Q2 HIGHLIGHTS & FINANCIAL REVIEW

ALL RIGHTS BELONG TO FUSION - FUEL Key Developments ▪ Launch of HEVO production line at Benavente factory ▪ Executed commercial & technical MOU with Toshiba ESS ▪ Received notification of approval for grant funding from C - 5 of PRR ; negotiations on total grant amount are ongoing Subsequent Events ▪ Received approval for € 10 m in grant funding from C - 14 of PRR to develop the HEVO - Industria project in Sines ▪ Black & Veatch completed independent technology assessment of Fusion Fuel and HEVO - Solar system ▪ TUV SUD completed three - month performance audit of HEVO - Solar system ▪ Commenced construction on Exolum project in Madrid, Spain ▪ Filed two additional patents ▪ Accepted into California Fuel Cell Partnership ▪ Raised approximately $ 2 . 1 million through “At the Market” offering 8 02 – SECOND QUARTER HIGHLIGHTS

02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

KEY FINANCIALS & FIGURES (€000'S) (Unaudited)	Q2 2022	Q1 2022
o/w share-based payment (non-cash) expenses[1]	(954)	(802)
o/w operating expenses[2]	(3,943)	(3,037)
OPERATING (LOSS) INCOME	**(4,897)**	**(3,839)**
o/w fair value movement – warrants[3]	6,717	(4,714)
o/w finance gain/ (loss), net[4]	504	(454)
o/w share of loss of equity-accounted investees[5]	(167)	(115)
PRE-TAX PROFIT / (LOSS)	**2,157**	**(9,122)**
CASH & CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	**10,604**	**23,283**
VAT RECEIVABLE[6]	**5,899**	**4,776**

[1] The Q2 2022 expenses relates to the Company granting 57,896 RSU's to employees, directors and consultants during the year ended December 31, 2021, and 57,041 RSU's to employees during the six months ended June 30, 2022. In Q1 2022, the Company issued 2,128,554 options, in total, to five of its senior managers and all non-executive directors. As the RSUs and options awarded are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share awards in equity with a corresponding compensation expense in the income statement. These are non-cash expenses.

[2] These expenses are related with the operational activity of the Group. Our personnel costs increased in Q2 2022 due to our increased headcount, and we also saw increases to professional fees and motor, travel & subsistence costs.

[3] Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. No warrants have been exercised since Q1 2021. These fair value movements represent non-cash items.

[4] Included in this caption are positive foreign exchange rate variances being offset by a reduction in the fair value of our short-term investments.

[5] This relates to the Company's investment in Fusion Fuel Spain, S.L. ("Fusion Fuel Spain"). The Company holds a 50% interest in Fusion Fuel Spain and extended a loan facility up to €2 million of which €0.3 million had been drawn down during the six months ended June 30, 2022. The Company's investment in Fusion Fuel Spain is accounted for using the equity method. Under the equity method, the investment is initially recognized at cost. The carrying amount is adjusted to recognize changes in the Company's share of net assets of the joint venture since the acquisition date.

[6] As of June 30, 2022, we had submitted repayment requests to the Portuguese VAT authorities amounting to €1.2m and have continued to request further amounts after this date.

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02 – *FINANCIAL DATA (UNAUDITED)*

FUSION FUEL™

SHARES, WARRANTS AND EQUITY PLAN AT PERIOD END	Q2 2022	Q1 2022
ORDINARY SHARES		
Class A[1]	10,998,723	10,998,723
Class B	2,125,000	2,125,000
TOTAL SHARES OUTSTANDING	**13,123,723**	**13,123,723**
WARRANTS OUTSTANDING	**8,869,633**	**8,869,633**
RSUs OUTSTANDING	**99,802**	**92,761**
OPTIONS OUTSTANDING[2]	**2,128,554**	**2,128,554**

[1] On June 6, 2022, we entered into an At the Market Issuance Sales Agreement ("the ATM") with B. Riley Securities, Inc., Fearnley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principle, shares of the Company's common stock having an aggregate offering price of up to $30 million under the Company's Form F-3 registration statement. Between July 11, 2022, and August 24, 2022, we sold 272,064 class A ordinary shares for net proceeds of $2,065,767 at an average sales price of $7.45 per share. We paid $61,973 in commissions to agents as part of these trades.

[2] During Q1 2022, the Company issued 2,128,554 options to members of its executive committee and to all non-executive directors. These options were all issued under the 2021 Equity Incentive Plan, which commenced during Q3 2021 and provides the recipient with the option to exercise at a future point in time in exchange for one Class A Ordinary Share. Each option award includes a minimum strike price and has either service, market or non-market conditions attached. We consider the options to be service awards under IFRS 2 and classifies the vesting period, which varies by award. This is a non-cash expense. No options were issued or exercised during Q2 2022.

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02 – *FINANCIAL DATA (UNAUDITED)*

FUSION FUEL™

LIQUIDITY UPDATE – SUBSEQUENT TO JUNE 30, 2022 (€000'S) (Unaudited)

GRANT INCOME	TOTAL ESTIMATED	TOTAL APPROVED	TOTAL INVOICED (TO DATE)
POSEUR – HEVO-Sul[1]	4,291	4,291	2,646
AICEP – Benavente (Cash portion only)[2]	4,420	4,420	814
C-14 – HEVO-Industria[3]	10,000	10,000	-
Other grant applications[4]	60,000	-	-
TOTAL	**78,491**	**18,711**	**3,460**

[1] During the second quarter of 2021, Fusion Fuel submitted three projects to Portugal's Operational Program for Sustainability and Efficient Use of Resources (POSEUR) (About the Programme | PO SEUR (portugal2020.pt)). One of these projects related to a company-owned HEVO-Sul project located in Sines, Portugal. We have received approval from the POSEUR for the HEVO-Sul project. The Portuguese government has allocated €40 million in direct grants for the POSEUR program, which aims to support the production of green hydrogen and other renewable gases, and Fusion Fuel has been approved for €4.3 million in grant for this project. The grant agreement has an effective date of 27 August 2021. At the beginning of August 2022, we submitted our first claim under this agreement, which amounted to €2.6 million. We expect this amount to be paid before the end of November 2022.

[2] On 31 December 2021, Fusion Fuel ("FF") entered an agreement with Agência para o Investimento e Comércio Externo de Portugal, E.P.E. ("AICEP") where AICEP approved a non-refundable investment grant. AICEP Portugal Global is an independent public entity of the Government of Portugal, with the goal of attracting foreign investment to Portugal and supporting the internationalization of Portuguese companies into the global economy (AICEP Portugal Global). The total value of this grant was €9.3 million of which €4.4m related to 'cash' reimbursements with the remainder made up of tax credits to be utilized against future profits. Since May 2022, we have submitted two claims, totaling €0.8 million.

[3] On August 18, 2022, we announced that we were successful with our application under the Component 14 ("C-14") of the Portuguese Recovery and Resilience Plan for our HEVO-Industria project in Sines, Portugal. The award of €10 million marked the largest single-project grant award in the application. Our HEVO-Industria project will consist of 300 HEVO-Solar units along with a hydrogen refueling station. This facility will be equipped with our HEVO-Night solutions and will produce an estimated 764 tonnes of green hydrogen per annum.

[4] Includes projects in Portugal and Spain, however this excludes the IPCEI submission as this project is so large it can significantly distort the values.

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ALL RIGHTS BELONG TO FUSION - FUEL 03 – TECHNOLOGY UPDATE

03 – TECH EVOLUTION AND INDEPENDENT VALIDATION

FUSION FUEL™

We are committed to building on the competitive advantage of our HEVO technology, continually reducing system cost and complexity while improving the efficiency and productive capacity



HEVO 2020

- 864 units per HEVO-Solar
- 1 bar of unit output pressure



HEVO 2021

- 288 units per HEVO-Solar
- 1 bar of unit output pressure



HEVO 2022

- 144 units per HEVO-Solar
- 4 bar of unit output pressure
- ~12% increase in H_2 throughput
- ~50% reduction in cost vs. 2021



HEVO 2023

- 72 units per HEVO-Solar
- 4 bar of unit output pressure
- Addl. increase in H_2 throughput
- ~20% reduction in cost vs. 2022

BLACK & VEATCH

Black & Veatch recently completed an independent assessment of Fusion Fuel and our HEVO-SOLAR technology. That report is being proactively shared with prospective strategic partners, customers, and off-takers.

TÜV SÜD

TUV SUD has been engaged to perform an ongoing performance field test of HEVO-Solar technology. They have reported a sustained ~10% increase in hydrogen output vs. nameplate capacity over three months of testing.

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ALL RIGHTS BELONG TO FUSION - FUEL 04 – COMMERCIAL UPDATE

04 – DELIVERING ON OUR COMMERCIAL STRATEGY

FUSION FUEL™

Multifaceted approach to deliver on our near-term commercial objective:
securing confirmed orders for 100% of our production capacity in 2023 and beyond

1. Champion Portugal by executing development projects tied to grants
   - 3,700+ units that have secured or finalizing grants to fill out remaining 2023 and partial 2024 production
2. Finalize negotiations and/or secure grants for near-term tech sale pipeline of ~500 units, or ~$25 million of additional revenue
3. Leverage early successes in Portugal as a template to expand into other core markets, beginning with a focus on mobility opportunities and targeted industrial decarbonization projects:

Solutions provider to **mobility** clients
- Technology supplier
- gH_2 provider
- Mobility-as-a-Service

Solutions provider to **industrial** clients
- Selling gH_2 at pricing comparable to grey hydrogen in European markets
- Natural gas blending, green ammonia / green methanol solutions to clients

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ALL RIG HT S BELONG TO FUSION - FUEL 04 – OUR COMPETITIVE ADVANTAGE: A DECENTRALIZED, SCALE - AGNOSTIC APPROACH 1 Bloomberg natural gas strip pricing as of September 1, 2022 (Henry Hub: US$9.29/MMBtu; Dutch TTF: €71.22 /MMBtu) 2 S&P Platts Hydrogen Price Wall as of July 2022 (US Gulf PEM monthly average production cost / kg; Netherlands PEM monthly ave ra ge production cost / kg); Platts hydrogen price valuations at each hub are based on the calculated cost of production including electricity prices, carbon prices and assumptions for water, capital expenses and ope rat ing expenses, and are not based on observed or reported market transactions 3 Assumes hydrogen is produced at 4 bar at 99.995% purity; LCOH analysis does not include: grant funding, additional purificati on / compression above 4 bar, storage equipment, or civil construction / EPC costs 4 Hydrogen Council and McKinsey & Company “Path to Hydrogen Competitiveness: A Cost Perspective” (2020) LCOH Analysis by Production Pathway ($/kg) Illustrative H 2 Transportation Cost ($/kg) 4 16 Preparation Distribution $0.80 $1.60 $0.30 $1.00 $0.40 $1.60 $1.80 $1.90 $2.00 Pipeline (New) Liquid Trucking Gaseous Trucking Our approach makes small - scale gH2 production highly economic, co - located and grid independent, eliminating the significant time and infrastructure requirement that currently hinders hydrogen adoption $1.96 $10.01 $7.82 $22.40 $3.83 $3.33 $2.67 $0.64 $0.40 $0.29 $2.00 $2.00 $2.00 $2.00 $0 $5 $10 $15 $20 $25 $30 US SMR EU SMR US PEM EU PEM HEVO 2021 HEVO 2022 HEVO 2023 Current US PEM 2 Current EU PEM 2 HEVO 2021 3 HEVO 2022 3 Current EU SMR 1 Current US SMR 1 HEVO 2023 3 SMR LCOH $100/ton carbon $50/ton carbon HTOO O&M HTOO Capex PEM LCOH Logistics Cost

04 – UNIQUE SET OF SOLUTIONS ACROSS THE MOBILITY VALUE-CHAIN

FUSION FUEL™

The modularity of the HEVO-Solar system combined with our unique ability to develop small-scale, grid-independent electrolysis economically, makes Fusion Fuel uniquely suited to play in the emerging hydrogen mobility space

Technology Provider

- Turnkey gH_2 solution customized for clients needs, with compression, purification, storage, distribution and dispensing at 350 / 700 bar
- Commercial even at small-scale deployments

Green Hydrogen Supplier

- Providing cost-competitive gH_2 at various quantities / purities / pressures
- Can be distributed through co-located, pipeline, tube trailer or at dispenser level (350 / 700 bar)

Mobility-as-a-Service

- Strategic partnerships with key OEM providers and financial institutions allow Fusion Fuel to provide integrated solution: production + HRS + service
- Pay per km model, with solutions at par with the current fossil fuel solutions exolum

Mobility Case Study

- Fusion Fuel and Exolum (Europe's leading logistics firm for refined products) are developing a turnkey 0.42MW solar-to-hydrogen plant in Madrid, Spain
- The project has 21 HEVO-Solar units along with a co-located refueling station, which will serve as proof of concept of hydrogen for mobility applications
- The facility will also be able to use other sources of renewable energy to produce green hydrogen overnight and during periods of low solar radiation, which will double the productive output of the facility to ~40 tonnes per annum

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04 – PORTUGAL: ESTABLISHING A TEMPLATE FOR MARKET LEADERSHIP

FUSION FUEL™

Fusion Fuel has created a portfolio of near-term industrial and mobility-focused development projects in Portugal, which will serve as a template for expansion into new geographies

Projects Under Development

Project	Location	Vertical	Capacity *(tonnes/year)*	Grants *(€ million)*	Status	COD
HEVO-SUL	Sines	+	419	€4.29 (secured)	Pre-FEED	1H 2024
HEVO-Industria	Sines	+	764	€10 (secured)	Pre-FEED	1H 2024
GreenGas Phase II	Évora		99	TBC	Concept	2H 2024
ATE	Azambuja	+	207	TBC	Grant under negotiation	2H 2024
H2HEVOSines	Sines	+	9,104	TBC	Pre-FEED	2H 2025
Moving2Neutrality	Elvas		165	TBC	Grant under negotiation	TBD

OVERARCHING STRATEGY FOR PORTUGAL

- Build on market leading position in Portugal
- HRS station every ~150km (align with FIT-55) alongside the TEN-T corridors
- Supply guarantee on the main logistics routes
- Industrial projects in the vicinity of main logistics centers and ports


FUSION FUEL™ Mobility Solutions
FUSION FUEL™ Industrial Projects
Main Port
Logistics Hubs
TEN-T Corridors
AZAMBUJA
207 MT/Year
ELVAS
165 MT/Year
ÉVORA
99 MT/Year
SINES
10,287 MT/Year
ALGOZ

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ALL RIG HT S BELONG TO FUSION - FUEL 04 – BUILDING ON OUR SUCCESSES: 2023 TECH SALE BACKLOG Project Vertical Location # of HEVO - Solar Units Capacity (tonnes/year) Type of Sale Est. Tech Sale Revenue Status COD KEME Portugal 62 77 Tech Sale ~€1,950,000 Contract Signed 1H 2023 Confidential Spain 22 40 EPC turnkey ~€2,500,000 Pending Tender Award 2H 2023 Confidential Italy 114 110 Tech Sale ~€5,000,000 Permitting 1H 2024 Confidential Portugal 147 147 Tech Sale ~ € 4,700,000 Concept 1H 2024 Confidential Portugal 62 77 EPC turnkey ~€4,150,000 Pre - FEED 1H 2024 Confidential Spain 100 100 EPC turnkey €7,000,000 Negotiations 2H - 202 4 19 Fusion Fuel is providing solutions to its customers and supporting them from permitting through operations. We have a robust near - term pipeline of tech sales that have either secured or in process of securing grants.

04 – MARKET EXPANSION: NORTH AMERICA

FUSION FUEL™

The tax credit provisions of the Inflation Reduction Act immediately make Fusion Fuel's green hydrogen cost-competitive in the US. We anticipate a significant acceleration of investment across the value chain as the industry enters a "land grab" phase

Hydrogen Tax Credits[1]

Production tax credits of up to $3 / kg can be claimed for 10 years on hydrogen produced; or an investment tax credit of up to 30% can be claimed on the cost of the hydrogen plant.

Solar Tax Credits

The solar generating facility will qualify for at least a 30% investment tax credit or for production tax credits on the first 10 years of electricity output.

PTCs can be claimed on electricity used to make clean hydrogen, but the quantity must be verified by a third party.

LCOH Analysis by Production Pathway[2]



SMR LCOH
Energy Equivalent Diesel Price[3]
HTOO O&M
HTOO Capex
HTOO net exposure after PTC
$1.96
$2.02
$6.92
$0.64
$3.83
$0.40
$3.33
$0.29
$2.67
Gulf Coast Grey H_2
SoCal Grey H_2
California Diesel
HEVO 2021
HEVO 2022
HEVO 2023

[1] The IRA allows all of the hydrogen and solar credits to be sold to other companies; a project in an "energy community" qualifies for an incremental 10% ITC (i.e., 40%) and a 10% higher PTC (i.e., 1.1x the base PTC amount)
[2] Management estimates; U.S. Energy Information Administration: California Diesel retail price per gallon as of August 2022, Henry Hub and SoCal Citygate strip as of August 2022
[3] Energy equivalence conversion assumes 1 kilogram of hydrogen is equivalent to 0.896 gallons of diesel

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ALL RIGHTS BELONG TO FUSION - FUEL 05 – MILESTONES

ALL RIG HT S BELONG TO FUSION - FUEL 05 – 2022 MILESTONES 22 2 – 3 – 1 – 4 – HPA, SALES & GRANTS o Fill 2022 and 2023 pipeline with confirmed orders x Secure grants for company - owned plants and for third - party projects TECH DEVELOPMENT x Launch next gens of HEVO and HEVO - Solar ▪ Introduce O 2 Capture System x Continue product innovation and new product development PROJECT DEVELOPMENT x Finalize delivery of approved projects in Portugal and Spain o Kick - off development of projects that will be in construction in 2022 and 2023 o Secure required licenses for existing project portfolio Our five key milestones for 2022: PRODUCTION o Full go - live of Benavente facility x Secure grants and financing for Benavente facility 5 – SAFETY x Promote health & safety as a core pillar of Firm’s culture x Implement robust safety protocols x Zero safety incidents Company - wide x Complete o In Progress ▪ Not Yet Started

Q&A